UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                                 CD RADIO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    125127100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                           APOLLO MANAGEMENT IV, L.P.
                            1999 AVENUE OF THE STARS
                                   SUITE 1900
                              LOS ANGELES, CA 90067
                                 (310) 201-4100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 23, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------   ----------------------------------
           CUSIP No. 125127100                       Page 2 of 6 Pages
------------------------------------------   ----------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              APOLLO INVESTMENT FUND IV, L.P.
              13-3985622
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                      (b) [ ]

------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
              DELAWARE
------------- ------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            4,270,897
    NUMBER OF       ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                0

   BENEFICIALLY     ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               4,270,897

       EACH
                    ------- ----------------------------------------------------
    REPORTING         10    SHARED DISPOSITIVE POWER
                            0
   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,270,897
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       [ ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    18.4%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                    PN
------------------- ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------------------------   ----------------------------------
           CUSIP No. 125127100                       Page 3 of 6 Pages
------------------------------------------   ----------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              APOLLO OVERSEAS PARTNERS IV, L.P.
              98-0191324
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                      (b) [ ]

------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
              CAYMAN ISLANDS
------------- ------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            229,103
    NUMBER OF       ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                0

   BENEFICIALLY     ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               229,103

       EACH         ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               0

   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    229,103
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       [ ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.0%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                    PN
------------------- ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

------------------------------------------    ----------------------------------
           CUSIP No. 125127100                        Page 4 of 6 Pages
------------------------------------------    ----------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              APOLLO ADVISORS IV, L.P.
              13-3983717
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                      (b) [ ]

------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
              DELAWARE
------------- ------------------------------------------------------------------
                      7     SOLE VOTING POWER
                            4,500,000
    NUMBER OF       ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                0

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               4,500,000

       EACH         ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               0

   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,500,000
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*
                                                                          [ ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    19.4%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                    PN
------------------- ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                  This Amendment No. 1 amends the Schedule 13D originally filed on November 24, 1998 (the "Schedule 13D") by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"), and relates to the common stock, par value $.001 per share (the "Common Stock") of CD Radio Inc., a Delaware corporation (the "Company") or securities convertible thereinto. Capitalized terms used without definition in this Amendment No. 1 shall have the respective meanings ascribed to them in the
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Schedule 13D is hereby amended by adding the following:

                  On December 23, 1998, the parties to the Stock Purchase Agreement closed the First Purchase contemplated thereby. At such closing, AIFIV and Overseas IV purchased from the Company 1,281,269 shares of Series A Preferred Stock and 68,731 shares of Series A Preferred Stock, respectively, for an aggregate purchase price of $135,000,000.00.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 31, 1998



                         APOLLO INVESTMENT FUND IV, L.P.

                           By:  Apollo Advisors IV, L.P., its General Partner

                                By:  Apollo Capital Management IV, Inc., its
                                      General Partner

                                By:  /s/ Michael D. Weiner
                                     -----------------------------------
                                Name: Michael D. Weiner
                                Title: Vice President, Apollo Capital Management
                                       IV, Inc.



                         APOLLO OVERSEAS PARTNERS IV, L.P.

                           By:  Apollo Advisors IV, L.P., its Managing
                                General Partner

                                By:  Apollo Capital Management IV, Inc., its
                                      General Partner

                                By:  /s/ Michael D. Weiner
                                     -----------------------------------
                                Name:  Michael D. Weiner
                                Title: Vice President, Apollo Capital Management
                                       IV, Inc.



                         APOLLO ADVISORS IV, L.P.

                           By:  Apollo Capital Management IV, Inc., its General
                                 Partner

                                By:  /s/ Michael D. Weiner
                                     -----------------------------------
                                Name:  Michael D. Weiner
                                Title: Vice President, Apollo Capital Management
                                       IV, Inc.